[SIDLEY AUSTIN LLP LETTERHEAD]

February 18, 2010

Mr. Christian Windsor
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	General Electric Capital Corporation
GE Capital Trust I
Registration Statement on Form S-4
Filed February 2, 2010
File No. 333-164631 and 333-164631-01

Dear Mr. Windsor:

     Set forth below are our responses to your comments as requested in your comment letter, dated February 12, 2010, addressed to Alan M. Green, Esq., regarding your review of the Registration Statement on Form S-4 (the “Form S-4”) filed by General Electric Capital Corporation (the “Company”) and GE Capital Trust I on February 2, 2010.

     Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter referenced above.

     Capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Form S-4.

General

1.	We note that you have not included pro forma financial information with respect to the transaction. Please confirm that the transaction will not have a material impact on the company’s historical financial statements. Refer to Item 5 of Form S-4 and Article 11 of Regulation S-X.

Mr. Christian Windsor
Securities and Exchange Commission
February 18, 2010

Response

     The transaction will not have a material impact on the Company’s historical financial statements. As noted under “Accounting Treatment,” the Company will continue to report the aggregate principal amount of the Trust Debentures as a liability and to report interest paid or payable on the Trust Debentures as an interest expense in the Company’s consolidated Statements of Earnings.

2.	If you intend to request that the effective date of the registration statement be accelerated before you are required to update your financial statements and related information, please confirm that you will disclose all known, material financial results for the fourth quarter of 2009.

Response

     The Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 prior to the date requested by the Company for acceleration of effectiveness of the Form S-4.

Questions and Answers About the Exchange Offer, page 3

What is the purposes of the Exchange Offer?, page 3

3.	Please revise the answer to this question to discus in greater detail the purpose of the transaction. In that regard, please discuss the anticipated impact the exchange offer may have on the company’s compliance with current or future regulatory requirements. For example, to the extent material, please analyze any effect the transaction may have on the company’s capital levels or tax obligations.

Response

     As a savings and loan holding company, the Company is subject to a supervisory assessment of its capital adequacy by the Office of Thrift Supervision (“OTS”). However, neither the OTS nor any other regulatory authority currently imposes specific minimum capital requirements on the Company. If the Company were to become subject to such requirements in the future, the issuance of the Trust Securities pursuant to the Exchange Offer may provide the Company with the benefit of additional regulatory capital to help satisfy such requirements. However, there is no certainty that the Company will become subject to such requirements or, if it does, the extent to which the Company would be permitted by such an applicable regulatory authority to benefit from the treatment of the Trust Securities as regulatory capital to help satisfy such requirements. The disclosure has been revised to provide further detail in this regard. Furthermore, the Company does not believe that the transaction will have any definite or measurable impact on the Company’s tax obligations.

Mr. Christian Windsor
Securities and Exchange Commission
February 18, 2010

Is the Exchange Offer subject to any minimum tender or other conditions?, page 3

4.	In the answer to this question you reference the “anticipated benefits” of the Exchange Offer. Please discuss, here or elsewhere in the summary, these anticipated benefits.

Response

     The disclosure has been revised in accordance with this comment.

Risk Factors, page 23

5.	Add a risk factor to discuss the risks presented as a result of the lack of authority supporting your counsel’s opinion regarding the tax treatment of the exchange.

Response

     Item 503(c) of Regulation S-K requires risk factor disclosure for “the most significant factors that make the offering speculative or risky.” We have not added a risk factor because we do not believe that the risk that the exchange would be a taxable event is one of “the most significant factors” that make the exchange speculative or risky within the meaning of Item 503(c). Specifically, because tax counsel is providing a qualified “will” opinion that the exchange will not be a taxable event, we believe that the probability that the exchange would be a taxable event is small. In addition, even if the exchange were a taxable event, it should qualify as a recapitalization. In that case, a holder would recognize any gain realized on the exchange only to the extent of the Participation Payment received by the holder, which payment would be taxable income in any event. In response to your comment 7, however, the section entitled “Certain U.S. Federal Income Tax Consequences” has been expanded to discuss in greater detail the risk of the exchange being considered a taxable event.

Certain U.S. Federal Income Tax Consequences, page 71

6.	We note the disclaimer at the bottom of page 76. Please revise to remove the statement that the tax discussion is for general information only. Such a disclaimer is inappropriate.

Response

     The disclosure has been revised in accordance with this comment.

7.	Revise this section to provide the analysis that supports your counsel’s opinion that the exchange will not be taxable in the absence of authority on two necessary legal conclusions. Also, please revise this section to discuss how the validity or lack of validity under Delaware law of the limitations on voting rights and the waiver of the right to initiate derivative actions affect counsel’s opinion.

Mr. Christian Windsor
Securities and Exchange Commission
February 18, 2010

Response

     The section has been revised to discuss in greater detail the analysis that the exchange will not be a taxable exchange.

     The enforceability under Delaware law of the limitation on voting rights and the waiver of the right to initiate derivative actions is relevant to the tax analysis that the Trust will be treated as a domestic trust for U.S. federal income tax purposes.

     In general, a trust will not qualify as a domestic trust unless one or more U.S. persons are authorized to control all substantial decisions of the trust (the “Control Test”). The Trust Agreement will provide that all voting rights with respect to the Trust and the Trust Debentures will be vested solely in the Property Trustee, which will be a U.S. person. In addition, under the Trust Agreement, holders of Trust Securities will be deemed to have waived their right to institute a derivative action on behalf of the Trust, which could be considered a “substantial decision” of the trust. As a result, the Trust should satisfy the Control Test.

     If the Trust were a foreign trust, for example, because the limitation on voting rights or the waiver of the right to initiate a derivative action were not enforceable under Delaware law, U.S. holders of Trust Securities would be required to file information returns with the Internal Revenue Service on Form 3520. That form requires disclosure of the identity of all beneficial owners of the Trust Securities. Because the Trust Securities will be widely held in book-entry form, it would likely be impossible to ascertain the identity of all beneficial owners of the Trust Securities.

     If the Debentures were newly-issued at the time the Trust Securities were offered, by contrast, an exception to the reporting requirements for securities that are widely offered for sale would apply. Because the Debentures are already outstanding, the Exchange Offer may not technically qualify for that exception.

     Failure to file a complete information return could subject U.S. persons to significant penalties, including a penalty equal to 35% of their investment in the Trust Securities and 35% of their distributions on the Trust Securities. Because the Trust Agreement will provide that all voting rights with respect to the Trust and the Trust Debentures will be vested solely in the Property Trustee, the risk that the Trust will be classified as a foreign trust and that holders of Trust Securities could be subject to those penalties is not material. Consequently, the risk has not been disclosed in the prospectus.

Exhibits and Financial Statements Schedules, page II-2

General

8.	Please file the Dealer manager agreement as an exhibit to the registration statement.

Mr. Christian Windsor
Securities and Exchange Commission
February 18, 2010

Response

     The Form S-4 has been amended to include the dealer manager agreement as Exhibit 1.1 thereto.

Exhibit 5.1

9.	We note the statement in the last sentence of the last paragraph of the opinion. Reliance on counsel’s opinion may be limited with respect to purpose, but not person. Please revise the opinion accordingly.

Response

     Exhibit 5.1 has been revised in accordance with this comment.

Exhibit 5.2

10.	We note the assumptions in paragraph 2(i)-(ii) of the opinion. These assumptions are inappropriate. Please revise the opinion accordingly.

Response

     Assumptions (i) and (ii) in paragraph 2. of the opinion are customary qualifications included in an opinion relating to the enforceability of an agreement that has not, as of the date of the opinion, been executed and delivered by the parties thereto. The Company respectfully requests the Staff to reconsider this comment.

Exhibit 8.1

11.	We note assumptions (1) and (5) in the second paragraph of the second page of the opinion. These assumptions are inappropriate. Please revise the opinion accordingly.

Response

     Exhibit 8.1 has been revised in accordance with this comment.

12.	We note that counsel has filed a short-form tax opinion. Please revise the prospectus to state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion.

Response

     The disclosure has been revised in accordance with this comment.

Mr. Christian Windsor
Securities and Exchange Commission
February 18, 2010

     The Company understands that it will be required to provide certain acknowledgments with respect to its responsibility for the adequacy and accuracy of the disclosure in the Form S-4 and with respect to the Staff’s comments with its request for acceleration of the effectiveness of the Form S-4.

     Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-839-5360.

Sincerely, /s/ Robert Mandell Robert Mandell Sidley Austin LLP

cc:	Alan M. Green
(General Electric Capital Corporation)

John M. Brandow Joseph A. Hall
(Davis Polk & Wardwell LLP)

Daniel M. Rossner (Sidley Austin LLP)

Justin T. Dobbie
(Securities and Exchange Commission, Division of Corporation Finance)